UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 03, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 03, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

03 February 2025

Barclays PLC

Completion of the disposal of the German Consumer Finance business

Further to the announcement on 4 July 2024, Barclays PLC ("Barclays") announces that Barclays Bank Ireland PLC ("Barclays Europe") has successfully completed the sale of certain assets and liabilities, which together comprise its German consumer finance business ("Consumer Bank Europe") to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG ("BAWAG").

Consideration payable was a small premium to tangible book value. The sale is estimated to release c. €4.0bn of risk weighted assets, increasing Barclays' CET1 ratio by c.10bps1.

The transaction is in line with the ambition to simplify Barclays and support the focus on growing its key businesses, which we outlined at our Investor Update in February 2024.

Francesco Ceccato, CEO, Barclays Europe, said:

"I'm grateful to everyone who has worked to finalise the deal, including the BAWAG senior executive team and our teams in Consumer Bank Europe. Barclays Europe will now focus on supporting our institutional, corporate and high net worth clients, where we continue to see significant growth potential."

Notes:

(1)   Based on the Barclays Group's CET1 ratio of 13.8% as at 30 September 2024

- Ends -

For further information, please contact:

Investor Relations                                Media Relations
Marina Shchukina                                Tom Sullivan
+44 (0) 7385 142 673                          +44 (0) 7796706678

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements are based on the current beliefs and expectations of Barclays' directors, officers and employees and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact the Barclays Group's future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2023), which are available on the SEC's website at www.sec.gov. Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, Barclays undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.